Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

May 7, 2026
VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	Space Exploration Technologies Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted March 30, 2026
CIK No. 0001181412
Ladies and Gentlemen:
On behalf of our client, Space Exploration Technologies Corp., a Texas corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated April 24, 2026 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. The page references in the Company’s responses correspond to the page numbers of the revised draft Registration Statement on Form S-1 (“Submission No. 2”), which is being confidentially submitted via EDGAR concurrently with this response. In addition to addressing comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to address the comments of the Staff received verbally on April 27, 2026, and to update certain other disclosures.
Draft Registration Statement on Form S-1
Industry and Market Data, page iii
1.    You disclose the sources of certain market and industry data included in the filing. Please revise to also disclose the titles and dates of publication of the industry and market data and whether you commissioned any of its preparation.

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Response:
The Company advises the Staff that the disclosure on pages ii and iii of Submission No. 2 has been revised to provide the titles and dates of publication of the industry and market data included in the Registration Statement and to state that the Company did not commission the preparation of such industry and market data.
Prospectus Summary
Overview, page 1
2.    You disclose that “[a]s of December 31, 2025, [y]our integrated AI platforms across Grok and X supported over one billion accounts, including over 550 million MAUs and generating approximately 350 million daily posts.” Please revise to provide expanded definitions of these terms here or elsewhere. Within this discussion, ensure you:
•clarify whether these metrics include users of X who have not used, or separately logged in to, Grok, and if so, tell us whether you separately track subsets of users who have used Grok’s AI features and those who have not;
•provide a more comprehensive definition of monthly active user (MAU) that defines both “active” and the types of users that are counted;
•define “supported accounts,” including whether it includes fake, spam, bot or other similar types of accounts; and
•clarify whether daily posts include posts generated by users and posts generated by AI.
Lastly, we note that MAUs is included as a Key Metric in one of your graphics. Please tell us why you have not included this metric as a Key Business Metric in your MD&A.
Response:
The Company advises the Staff that the disclosure on pages vi and vii of Submission No. 2 has been revised to provide a more comprehensive definition of “MAU” and to address the points in the first bullet of the Staff's comment. The Company also advises the Staff that the disclosure on pages v and ix has been revised to provide definitions of "supported accounts" and “daily posts,” in each case including disclosure to address the points in the third and fourth bullets of the Staff’s comment.
The Company advises the Staff that it considered whether MAUs should be included as a Key Business Metric in MD&A, and respectfully advises the Staff that it does not believe such

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inclusion is appropriate. The Company’s management does not use MAUs to evaluate the Company’s financial performance, allocate resources, or set operational targets. Under the Commission’s guidance, including the Commission’s 2020 interpretive release on key performance indicators, a registrant “should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.”1 For the Company, MAUs do not meet this standard because:
•Management does not set targets for MAUs, does not tie compensation or resource allocation to the number of MAUs or the trend in the number of MAUs, and does not use MAUs to manage or evaluate the performance of the Company’s AI segment; and
•The Company’s revenue model is not directly driven by MAU levels. While the Company acknowledges that audience reach may have an indirect relationship to advertising revenue and premium subscriber conversion, this relationship is not direct, is not tracked or managed by reference to MAUs, and is not how management evaluates the performance of the AI segment.
As a result, including MAUs as a Key Business Metric in the MD&A would, in the Company’s view, risk confusion for investors by suggesting that management uses MAUs to manage the AI segment, when in fact it does not. Indeed, the 2020 interpretive release provides that, when including a KPI in MD&A, the Staff expects that the registrant will include “a statement indicating how management uses the metric in managing or monitoring the performance of the business.”2 This explanation is inapplicable here since management does not in fact use MAUs in this manner. In other words, MAUs is not a part of the “limited set of critical variables which presents the pulse of the business.”3
The MAU metric was included to convey the size and engagement of the Company’s user base, which is information the Company believes is useful context for investors in understanding the Company’s platform but not as an indicator of financial performance or results of operations. In order to provide investors with appropriate context, the Company has revised page 82 to clarify that MAUs is presented to illustrate the size and engagement of the Company’s user base, that management does not use MAUs as a key performance indicator, does not set operational targets by reference to MAUs, and does not manage the business with the objective of growing or maintaining MAU levels.
1 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-10751 (Jan. 30, 2020), at 3 (quoting from Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation, Release No. 33-8350 (Dec. 19, 2003)).
2 Id. at 4.
3 Id. at 2.

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The Company also advises the Staff that the graphics on the pages following the prospectus cover page have been revised to (i) remove references to “Key Metrics” to avoid confusion in terminology and (ii) note at the bottom of such graphics that investors can read about the key business metrics in the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
3.    You state that you have launched more than 80% of global mass to orbit each year since 2023. While we note your definition of “mass to orbit” on page vii, please revise here to further define global mass to orbit.
Response:
The Company advises the Staff that the disclosure on pages 1, 72, 128 and 136 of Submission No. 2 has been revised to replace references to “global” mass to orbit with “mass to orbit for the world” to ensure clarity and consistency with other disclosures in the Registration Statement. The word “global” was meant to describe the Company's proportionate share of worldwide mass to orbit, as defined in the Glossary.
4.    On page 3, you disclose your revenue by segment and income (loss) from operations by segment for 2025. Please revise to also disclose your consolidated revenue and loss from operations for 2025.
Response:
The Company advises the Staff that the disclosure on pages 3, 77 and 133 of Submission No. 2 has been revised to disclose the Company’s consolidated revenue and loss from operations for the year ended December 31, 2025 and the quarter ended March 31, 2026.
Who We Are, page 4
5.    On pages 6, 123, and elsewhere, you discuss TERAFAB, your announced chip manufacturing initiative in partnership with Tesla. Recent news articles have noted that you have also partnered with Intel on this project. To the extent material, please revise your disclosures to discuss the material terms of Intel’s partnership on this project. In addition, to the extent known, include a discussion regarding the anticipated timeline for development of your TERAFAB chip manufacturing initiative, including milestones and anticipated capital expenditure required.
Response:
The Company advises the Staff that the disclosure about Terafab has been updated to include Intel, which joined the project in April 2026. The disclosure on page 36 of Submission

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No. 2 has been revised to provide that neither Tesla or Intel are obligated to remain a part of the project, and that the Company may not enter into any definitive agreements in connection with the Terafab collaboration. The Company has revised the disclosure on pages 151 and 167 to provide that the Company and Tesla agreed to a general framework agreement, pursuant to which any specific projects relating to Terafab will be subject to separate negotiations and agreements and approval by the Company’s Board of Directors. As such, the Company advises, and has provided in such disclosure, that any anticipated timelines for development, milestones and capital expenditures will be subject to separate negotiations, decisions and agreements and are not yet available.
6.    On page 5, you state you expect to deploy your next-generation V3 Starlink satellites in the second half of 2026, and expect that a single Starship launch will be capable of deploying up to 60 V3 Starlink satellites to LEO. Please revise to clarify whether you expect Starship to be operational and capable of deploying these V3 Starlink satellites in the second half of 2026. In addition, clarify whether V3 satellites can be deployed using your currently operational rockets.
Response:
The Company advises the Staff that the disclosure on pages x, 6, 79, 92, 139 and 165 of Submission No. 2 has been revised to clarify that the Company expects Starship to be operational and capable of deploying V3 Starlink satellites in the second half of 2026. Additionally, the Company has revised the disclosure on page 27 of Submission No. 2 to clarify that V3 Starlink satellites cannot be deployed using the Company’s currently operational rockets.
Our AI Compute Infrastructure Advantage and Growth Strategy, page 7
7.    Here you discuss the importance of “cost per token” to your AI business and state that you believe you can achieve the lowest cost per token in the future. Please revise to clarify how your current “cost per token” compares to that of your competitors. Additionally, tell us what consideration you gave to including “cost per token” as a key business metric.
Response:
The Company advises the Staff that the disclosure on pages 8 and 144 of Submission No. 2 has been revised to provide contextual information about the Company’s cost-per-token framework, including its components, and to clarify the basis for the Company's belief that it will have a competitive advantage in achieving a low cost per token, as further discussed below.
The Company views cost per token as a function of three primary inputs: (i) the underlying AI model, (ii) the compute hardware, and (iii) energy. While model architecture and

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efficiency vary across the industry and are difficult to compare directly, the Company expects to be positioned to achieve a competitive advantage in the latter two major cost components.
Specifically, the Company expects it will have a pathway over time that will significantly reduce compute hardware costs through continued vertical integration and development of proprietary chips, building on its experience designing custom silicon for its Starlink satellites. Compute depreciation currently represents the largest component of cost per token. The Company also expects that the marginal cost of energy for its AI compute satellites will be minimal because the satellites are powered by solar arrays in space. By driving the energy component to minimal levels and pursuing improvements in compute hardware cost, the Company believes it can achieve a meaningfully lower overall cost per token in the future.
The Company also advises the Staff that it does not currently disclose a specific cost-per-token figure and acknowledges that direct comparisons with competitors are challenging because most do not publicly report equivalent metrics on a comparable basis. The Company respectfully advises the Staff that disclosure of other companies’ cost estimates would be potentially confusing to investors. However, because of the fundamentals discussed above as compared to those of its competitors, the Company believes its structural advantages in energy cost and hardware vertical integration position it to achieve a low cost-per-token profile in the industry over time. The Company has removed from Submission No. 2 the statement that it will achieve the lowest cost per token.
The Company advises the Staff that, in response to the Staff’s comment, it considered whether cost per token should be included as a Key Business Metric in MD&A, including under the Commission’s 2020 interpretive release on key performance indicators,4 and respectfully advises the Staff that it does not believe such inclusion is appropriate. The Company’s management does not use cost per token to evaluate the Company’s performance, allocate resources, or set operational targets. At this stage in the AI business, the Company is focused on the fundamental initiative of developing and growing hardware and compute and will be focused on developing efficient sources of energy. Cost per token is a derivative metric that is not yet relevant as a measure or driver of performance. Similarly, cost per token as a metric is still evolving as both the Company’s AI satellite program and the broader industry continue to develop.
Risk Factors
Any failure or delay in the development of Starship at scale..., page 22
8.    To provide more substance to the risk of failures in the Starship program, disclose the number of failed launches since the inception of the Starship program.
4 Id.

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Response:
The Company advises the Staff that the concept of a “failed launch” has not been applicable to Starship because the launch vehicle has been in an active testing and development phase. Each launch conducted during this phase is designed and intended as a test event, not an operational or commercial mission against which success or failure metrics would be applicable. The primary objective of each Starship test is the collection of data and the advancement of the Company’s understanding of vehicle performance. Outcomes that may appear to be anomalies are anticipated possibilities in any rigorous test program and provide valuable insights.
The existing disclosure on page 85 has been revised to clarify that “launches” include Starship flight tests, and the disclosure on page vii has been updated to clarify that the definition of “mission success rate” only includes Falcon 9 and Falcon Heavy missions because Starship is in the development phase. The Company also advises the Staff that the disclosure on pages 26, 27 and 181 of Submission No. 2 has been revised to provide additional information regarding the milestones and challenges to achieving Starship’s targeted launch cadence, and the disclosure on page 181 has been revised to include more information about how the Company views and uses Starship's flight tests.
Our AI products, X platform, and Starlink services are subject to complex and evolving U.S. and foreign laws..., page 24
9.    You state that you are subject to contractual requirements imposed by app stores. Please expand this risk factor to highlight that your apps could be removed from these app stores if you fail to comply with contractual requirements, including those related to appropriate content. Additionally, you state that “[r]egulatory requirements applicable to online platforms and content moderation . . . and to AI systems could require us to implement costly compliance measures.” In an appropriate section of your filing, please revise to describe any material content moderation measures you have taken or safeguards you have implemented in response to regulatory requirements or otherwise. Lastly, please consider splitting this risk factor into two separate risk factors: one focusing on your AI products and X platform and the other focusing on your Starlink services.
Response:
The Company advises the Staff that the disclosure on page 30 of Submission No. 2 has been revised (i) to clarify that the Company’s apps could be removed from app stores if the Company fails to comply with applicable requirements and (ii) to split the applicable risk factor into two separate risk factors: one that focuses on the Company’s AI products and X platform, and another that focuses on the Company’s Starlink services. The Company has also revised the

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disclosure on page 221 to describe material content moderation measures and safeguards that the Company has implemented in response to regulatory requirements.
10.    We note your disclosure that “[y]our social media and AI-related activities expose us to a variety of risks related to harmful or illegal content, accuracy, misinformation and deepfakes...” Please revise to specifically address the risks associated with your uncensored versions of Grok, including “Spicy” Imagine Mode and “Unhinged” Voice Mode, among any others that are available to consumers.
Response:
The Company advises the Staff that the disclosure on pages 29 through 30 of Submission No. 2 has been revised to address risks associated with Grok’s less constrained modes.
Our ability to scale our AI products..., page 30
11.    You state here your AI products rely on GPUs and note that manufacturing and supply of GPUs is limited to a small number of qualified suppliers. While we note your statement that you “do not have long-term contracts with many of [y]our direct chip suppliers,” please revise here or elsewhere to summarize any material agreements you have with chip suppliers, such as those that supply you with GPUs. In addition, consider revising your risk factor to address any upstream supply chain limitations, such as a limited number of advanced chip foundries and fabricators.
Response:
The Company advises the Staff that the disclosure on pages 35 and 36 of Submission No. 2 has been revised to address (i) risks related to reliance on limited or sole suppliers and upstream supply chain limitations, including those involving a limited number of semiconductor fabrication facilities, and (ii) to clarify that the Company does not have any long-term or other material contractual arrangements with its direct chip suppliers and that the procurement of the Company’s GPUs is done on a purchase-order basis.
Our substantial level of indebtedness..., page 34
12.    Please revise to disclose your total indebtedness as of the end of the most recent financial period included in your filing.
Response:
The Company advises the Staff that the disclosure on page 39 of Submission No. 2 has been revised to disclose the Company’s total indebtedness as of March 31, 2026.

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Our services are subject to risks related to supplying services to the U.S. government..., page 37
13.    Expand this risk factor to discuss your dependency upon revenues from the federal government. Address any past material disruptions in services provided to the federal government, such as Starlink outages due to malfunctions or those arising from geopolitical pressures.
Response:
The Company advises the Staff that the disclosure on page 43 of Submission No. 2 has been revised to include the portion of its revenue for fiscal year 2025 attributable to services provided to the U.S. federal government.
The Company respectfully advises the Staff that it has not experienced material disruptions in services provided to the federal government relevant to its current business strategy.
The TBOC and our charter include provisions that may limit..., page 52
14.    We note that the Texas Business Organizations Code and your bylaws impose minimum share ownership for derivative proceedings. Please revise to also discuss any material enforceability concerns related to this minimum share ownership requirement for derivative proceedings. Similarly, in your next risk factor on minimum share ownership requirements for shareholders seeking to submit shareholder proposals, please discuss any material enforceability concerns related to that provision.
Response:
The Company advises the Staff that the disclosure on page 58 of Submission No. 2 has been revised to address enforceability considerations related to the Company’s minimum share ownership requirement for derivative proceedings and the Company’s minimum share ownership requirements for submission of shareholder proposals.
Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page 53
15.    We note that your bylaws will contain exclusive forum, jury trial waiver, mandatory arbitration and other similar provisions. Please consider expanding your risk factor disclosure to describe material risks relating to the potential increase in costs to bring a claim, which could exceed the potential recovery.

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Response:
The Company advises the Staff that the disclosure on page 60 of Submission No. 2 has been revised to describe the risks relating to potential increases in costs to bring a claim as a result of certain of the Company’s bylaw provisions.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 65
16.    We note your stated goals involving Starship, orbital AI compute and lunar and interplanetary industrialization. To provide investors proper context for these goals, please provide a timeline for your goals, and where uncertainty restricts such a timeline, make clear that the particular goal is currently aspirational.
Response:
With respect to Starship, the Company advises the Staff that it has revised the disclosure on pages 5, 26, 27, 91, 138, 163, 181 and 182 of Submission No. 2 to provide additional context for the Company’s goals, timelines and uncertainties.
With respect to orbital AI compute, the Company advises the Staff that it has revised the disclosure on pages 11, 15, 27, 41, 42, 61, 150 and 151 of Submission No. 2 to provide additional context for the Company’s goals, timelines and uncertainties.
With respect to the establishment of a lunar economy and lunar and interplanetary industrialization, the Company advises the Staff that it has revised the disclosure on pages 11, 15, 41, 42, 163 and 164 of Submission No. 2 to provide additional context for the Company’s goals, timelines and uncertainties.
The Company respectfully advises the Staff that it believes that the Company’s track record to date (including the achievements listed under “Our Engineering First Culture” on page 7), supported by its business model and consistent management team, demonstrates that its goals are not necessarily “aspirational,” even if a timeline for such goals is not capable of being provided in the Registration Statement. The Company has acknowledged that it is “attempting to execute at a scale for which there is no precedent” and has revised the disclosure on pages 11 and 41 of Submission No. 2 to provide that the timeline for certain of its initiatives may be difficult or impossible to determine.
Key Business Metrics, page 76
17.    We note that your AI segment accounted for over 61% of your capital expenditures in 2025 and that you estimate it accounts for $26.5 trillion, or over 92%, of your

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total addressable market. Also, you highlight that the performance of your AI segment depends in part on your ability to increase revenue from your user base, such as through the conversion of free users to paying subscribers. In light of the above, please tell us whether your management uses any additional AI key business metrics to manage your business. For example, tell us whether your management uses any metrics related to your number of subscribers to your consumer AI products or your number of enterprise and government AI customers, as well as any related metrics that track the conversion of users to subscribers or the average revenue per subscriber or customer. For additional guidance, consider SEC Release No. 33-10751.
Response:
The Company respectfully advises the Staff that management does not use key business metrics to manage the AI business other than nameplate compute draw because management views compute as the foundation for the growth and potential for the Company’s business and integrated opportunity, including the AI total addressable market. At this stage in the development of the AI business, management measures performance and makes decisions based on compute, rather than other derivative metrics like subscribers, because prioritizing the development of the largest amount of compute possible will ultimately allow the Company to have a greater number of products or subscribers or other sources of revenue generation.
18.    You indicate that launches are a key measure of your operational scale, which in turn supports your revenue growth. To provide investors with greater context to understand the relationship between your launch metrics and revenue growth, please consider revising to also separately disclose launch and mass to orbit metrics for internal Starlink deployments, development tests, and customer launches for each period presented.
Response:
The Company advises the Staff that the disclosure on pages 83, 84 and 85 of Submission No. 2 has been revised to disclose launch and mass to orbit metrics for internal Starlink deployments, development tests and customer launches for each period presented, as well as greater context to understand the relationship between your launch metrics and revenue growth.
Components of Results of Operations, page 86
19.    To help investors better understand your revenue trends over time, please revise to disclose the typical term of your customer contracts for each material group of products and services.

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Response:
The Company advises the Staff that the disclosure on pages 96, 97, 98 and 99 of Submission No. 2 has been revised to further disclose the typical term of its customer contracts for each material group of products and services.
Comparison of the Years Ended December 31, 2025 and 2024, page 90
20.    Please revise your MD&A throughout to provide greater context to investors about the underlying reasons for changes in your consolidated and segment results of operations for all periods presented. For example, in your discussion of AI segment revenue on page 94, you attribute a $581 million increase in revenue to higher subscriber revenue, advertising and platform services revenue but it is unclear how much each of those streams contributed to the increase and what changed during 2025 to cause those improvements. Similarly, on page 99, you attribute a $341 million decline in revenue to decreased advertising sales on X but do not disclose the factors that contributed to that decline. Refer to Item 303(b)(2) of Regulation S-K.
Response:
The Company advises the Staff that the disclosure beginning on page 100 of Submission No. 2 has been revised to provide further details on the underlying reasons for changes in results of operations.
Segment Results, page 92
21.    Please revise your discussion of space segment results both here and on page 97 to provide greater context to investors about the extent to which revenues were derived from contracts recognized on a point in time basis as opposed to over time. Please also revise to clarify the extent to which these trends are expected to continue. For example, if a significant portion of 2025 revenues were attributed to a point in time contract that is not expected to continue in fiscal 2026, please revise to ensure that your MD&A addresses those trends. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response:
The Company advises the Staff that the disclosure on pages 96, 107 and 113 of Submission No. 2 has been revised to provide further details on revenues from contracts recognized on a point in time basis as opposed to over time, and the trends on these revenue contracts.
Liquidity and Capital Resources, page 102

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22.    Please revise your discussion of changes in cash flows beginning on page 104 to provide investors with more insight regarding the underlying reasons for changes. When there are multiple and/or offsetting factors contributing to the fluctuations, please revise to describe each one in qualitative and quantitative terms. Refer to Item 303(b) of Regulation S-K.
Response:
The Company advises the Staff that the disclosure beginning on page 121 of Submission No. 2 has been revised to provide more details of underlying reasons for changes in cash flows.
23.    Here you discuss the financial covenants included in your debt agreements. Please revise to disclose whether you were in compliance with these covenants as of the end of the most recently completed financial period included in your filing.
Response:
The Company advises the Staff that the disclosure on page 120 of Submission No. 2 has been revised to disclose that the Company was in compliance with its financial covenants under the Company’s debt agreements as of March 31, 2026.
Critical Accounting Estimates, page 105
24.    Please enhance your disclosure to provide the quantitative information necessary to understand both the estimation uncertainty and the impact that your critical accounting estimates for revenue recognition have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K.
Response:
The Company advises the Staff that for the years ended December 31, 2025, 2024, and 2023, and the quarter ended March 31, 2026, the impact of net adjustments from contracts recognized over time using the cost-to-cost input method to the Company’s revenue and operating income was not material. The Company has revised the disclosure on page 123 of Submission No. 2 to include the sensitivity of reported amounts to the underlying methods, assumptions and estimates used.

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25.    It appears that your accounting for property, plant, and equipment involves a number of significant judgments, assumptions and estimates that could have a material impact on your financial statements. Please tell us how you considered the need to provide critical accounting estimate disclosures related to your property, plant, and equipment. Refer to Item 303(b)(3) of Regulation S-K.
Response:
The Company advises the Staff that the disclosure on pages 123 and 124 of Submission No. 2 has been revised to include an additional critical accounting estimate disclosure related to its property, plant, and equipment. In addition, the Company has performed a sensitivity analysis on the impact to its operating income if the average number of flights on its flight vehicle and spacecraft increases or decreases by five flights, and the impact was not material for the year ended December 31, 2025.
Business, page 109
26.    We note your disclosure here and throughout the registration statement describing a range of initiatives, including increased launch cadence with Starship and orbital AI compute with associated power generation. Please revise where appropriate to address the following:
•Launch capacity and Starship development: You indicate Starship is the key enabler of your long-term growth strategy and that the orbital AI compute program will require thousands of launches per year and delivery of approximately one million metric tons to orbit annually, which will require full Starship reusability and in-orbit refueling. Please revise to address: (i) your anticipated schedule for reaching commercial deployments of Starship and the milestones required to achieve the required launch cadence; (ii) any known material challenges or uncertainties to achieving these milestones, including orbital refueling; (iii) any known or expected capital expenditures and other assumptions underlying your development of Starship; and (iv) the material risks to the program if Starship does not achieve the assumed capabilities.
•Orbital AI Power generation: Your disclosure describes a goal of deploying 100 gigawatts of power to orbit annually and references per-satellite solar power generation figures. Please revise to disclose the: (i) assumed solar panel efficiency and power-to-mass ratios underlying the 100-gigawatt annual deployment goal; (ii) whether those assumptions require advances beyond currently available space-grade solar technology; and (iii) any supply constraints for such space based solar panels. In addition, discuss the total

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estimated solar collection area, total system mass, and on-orbit assembly requirements associated with achieving the 100-gigawatt annual deployment.
Response:
The Company advises the Staff that the disclosure on pages 5, 26, 27, 61, 138, 163, 181 and 182 of Submission No. 2 has been revised to to address the points in the first bullet of the Staff's comment.
The Company also advises the Staff that the disclosure on pages 150 and 151 of Submission No. 2 has been revised to address the points in the second bullet of the Staff's comment.
Our Unparalleled Launch Capabilities, page 117
27.    Here and elsewhere you discuss your “mission success rate” for both your Falcon 9 and Falcon Heavy launches. Please revise to define “mission success rate.” Additionally, you disclose that you have flown 11 Starship flight tests and appear to include all 11 flight tests in your “Launches” key business metric in your MD&A. Please tell us whether you track your “mission success rate” for these Starship test flights and, if so, please revise to disclose this metric. Lastly, ensure your disclosures here are consistent with your MD&A discussion.
Response:
The Company advises the Staff that it has added a definition of “mission success rate” to the “Glossary” on page vii. The definition clarifies that it applies only to Falcon 9 and Falcon Heavy missions because Starship is in the development phase. The Company has ensured related disclosures are consistent.
Connectivity
Starlink Mobile, page 120
28.    We note your disclosure that you have approximately 650 V1 Starlink mobile satellites capable of light data, text messaging, and over-the-top voice services, that your next-generation V2 Starlink satellites “will require phone manufacturers to incorporate additional hardware into their devices,” and that you intend to begin launching V3 Starlink satellites in the second half of 2026. Further, we note that you want to provide 5G like speeds to unmodified phones. Please revise here, and elsewhere as appropriate to clarify: (i) whether you have any agreements with phone manufacturers to incorporate the additional hardware; (ii) whether any currently available cellular devices have the additional hardware required by your next-

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generation V2 or current V2 mini satellites; and (iii) whether the V3 Starlink satellites will offer 5G or other high speed internet capabilities to unmodified cellular devices, and the spectrum that they will operate in. In addition, clarify whether there are any additional licenses or approvals required from the FCC or other regulatory bodies for the use of this spectrum for mobile connectivity, and the status of such approvals.
Response:
The Company advises the Staff that the disclosure on pages 45 and 46 of Submission No. 2 has been revised to clarify the circumstances under which additional hardware modifications are required to support the Company’s V2 satellite-to-mobile services. The Company has also separated the satellite-to-mobile risk factor from the broader Starlink consumer and enterprise risk factor on page 45 of Submission No. 2 to provide investors with greater clarity and more context regarding the distinct risks associated with each of these business initiatives. In addition, the Company has added “V1 Mobile satellites,” “V2 Mini satellites” and “V2 Mobile satellites” and “V3 satellites” as defined terms in the Glossary to improve clarity and reduce potential confusion regarding the Company’s satellite naming conventions.
To assist the Staff’s review, the Company provides the following supplemental explanation, portions of which have been included on page x of Submission No. 2 for clarity:
The Company uses a “V” naming convention for its Starlink satellites (such as V1, V2 Mini, and V3). Although the Company uses a similar “V” naming convention for both its broadband and mobile satellite constellations, these are distinct systems. The Company’s broadband satellites are designed to deliver high-speed internet services to homes, businesses, and vehicles, while the Company’s mobile satellites are designed to connect directly to cell phones from space. These constellations have different performance requirements and technical specifications. To provide clarity:
•“V1 Mobile satellites” refers to the Company’s mobile satellites that provide light data, text messaging (SMS), and over-the-top voice services (e.g., WhatsApp and FaceTime) to mobile devices. V1 Mobile satellites are currently in orbit and are launched on our Falcon rockets.
•“V2 Mini satellites” refers to the Company’s current broadband satellites that provide high-speed internet to homes, businesses, and vehicles. V2 Mini satellites are currently in orbit and are launched on its Falcon rockets.
•“V2 Mobile satellites” refers to the Company’s next-generation mobile satellites, which are designed to provide more comprehensive satellite-to-mobile services, including broadband data and IoT connectivity and which the Company expects to begin deploying

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on Starship in 2027. These satellites will be a separate constellation than the Company’s broadband satellites and are specifically designed to connect directly to cell phones from space. When the Company refers to “V2 Mobile satellites” in the discussion below, the Company is referring to this mobile-focused constellation, not the V2 Mini broadband satellites. These Starlink V2 Mobile satellites are expected to be launched exclusively on the Company’s Starship vehicle because their size and mass exceed the payload capacity of the Company’s existing Falcon launch vehicles.
•“V3 satellites” refers to the Company’s next-generation Starlink broadband satellites, which are designed to offer one Tbps of downlink capacity per satellite and which the Company expects to begin deploying on Starship in the second half of 2026.
The Company’s V2 Mobile satellites are designed to connect directly to ordinary cell phones from space, acting like cell towers in the sky. There are two main approaches: an existing method (called LTE DTC) that works with many existing cell phones, and a newer, faster method (called NR-NTN or NR DTC) that can deliver better performance but in some cases will require phone makers to add specific hardware or software support. The primary hardware involved is the mobile phone’s modem, used for processing and generating signaling (essentially the “brain”) and the RF front end, which serves as its “radio ears and mouth.” The RF front end is the set of hardware parts that catches radio signals from a satellite or tower, filters out noise, boosts the weak signal, and turns it into data the phone can understand (and does the reverse when sending data back). Different spectrum bands may require slightly different RF front-end components, so adding support for a new band may require modifications to this part of the phone. This distinction is important in the United States because the Company’s current (and expected future) approach relies on spectrum bands that most phones already support.
In the United States, the Company’s V2 Mobile satellites will be capable of delivering 5G-like connectivity to existing unmodified devices through two independent paths: (i) by operating on mobile network operator (MNO) spectrum through partnerships (such as with T-Mobile), and (ii) by utilizing the Company’s own spectrum holdings, including spectrum which it has committed to acquire from EchoStar. Both paths leverage spectrum bands already supported in a substantial portion of current commercial devices in the United States, and thus will require no hardware modifications by phone manufacturers in order for the Company to deliver 5G-like speeds. Hardware and software modifications to support NR-NTN service are not required to deliver baseline service; rather, such modifications would enhance operational efficiency and expand performance capabilities over time. Although the Company has and continues to engage in technical and engineering discussions with phone manufacturers, the Company does not have direct contractual agreements to implement hardware and software modifications. Instead, the Company expects that its MNO partners, as major purchasers of mobile devices, will encourage or require manufacturers to incorporate the necessary changes, and that the manufacturers will be incentivized to make these upgrades to ensure their phones are capable of receiving the most advanced services.

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The hardware modification requirement is most pronounced internationally. The UL and DL band combination of the non-U.S. spectrum licenses to be acquired from EchoStar are not currently supported bi-directionally (downlink and uplink spectrum pairing) in any commercial mobile devices. Accordingly, delivering 5G-like service to unmodified phones using the Company’s own international spectrum may require new modem software and will require new RF front-end hardware in future devices. In the near term, the Company expects to pursue international service through MNO spectrum partnerships, which will allow it to operate on the MNO’s locally supported spectrum bands without requiring device modifications. The Company is actively executing on this strategy by entering into agreements with international MNO partners, including, for example, utilizing One NZ spectrum in New Zealand. The Company has revised the disclosure on pages 45 and 46 to reflect the distinction between the Company’s near-term U.S. capabilities and the hardware dependencies associated with its international spectrum strategy.
 Truth-Seeking Frontier Model, page 122
29.    We note your disclosure that Grok has reached “frontier-level performance across a broad range of challenging benchmarks including: reasoning, mathematics, coding, multimodal understanding, and general knowledge” and that the current version, Grok-4.20, can deliver “leading performance across editing, emotional intelligence, and voice interactions.” Please revise to clarify what underlying benchmarks or metrics these are based on, whether they are objective and uniform across AI models, and if so, how Grok compares to leading competitors in that regard. To the extent these are based on subjective or internal benchmarks, please provide us with a discussion of those benchmarks, what they test, and how they evaluate the AI model.
Response:
The Company advises the Staff that the disclosure on pages 1, 6, 72, 82, 128 and 142 of Submission No. 2 has been revised to (i) identify the benchmark used to determine that Grok achieved frontier-level performance faster than other leading models and clarify that this metric is an industry benchmark that evaluates AI models on a standardized set of questions written and validated by experts and (ii) remove the comparative statement regarding the performance of Grok-4.20.
30.    We note that you believe your integration with X and access to its real-time data and your compute infrastructure scale “has allowed [you] to train [y]our cutting-edge models far more comprehensively than others.” Please revise to provide a more complete discussion regarding the assumptions and support for your belief that your cutting edge model is trained more comprehensively than others, including whether that is based on any objective criteria, benchmarks, or metrics.

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Response:
The Company advises the Staff that the disclosure on pages 82 and 142 of Submission No. 2 has been revised to remove the statement.
We Believe We Are Well-Positioned to Deliver Orbital AI Compute, page 129
31.    You disclose that your experience operating over 8,900 Starlink broadband and mobile satellites provides a foundation for developing AI compute satellites, and that you have “already solved the hardest part” and that AI compute satellite development “will be easier for us than for anyone else.” Please revise your disclosure to discuss the specific technical capabilities from Starlink operations that you believe directly transfer to AI compute satellite development, and the material differences between connectivity satellites and AI compute satellites, including any unique engineering or technical challenges.
Response:
The Company advises the Staff that the disclosure on pages 149 and 150 of Submission No. 2 has been revised to discuss the specific technical capabilities from Starlink’s operations that the Company believes directly transfer to AI compute satellite development and the material differences between connectivity satellites and AI compute satellites.
Establish the Lunar Economy, page 142
32.    Please revise to provide a more balanced discussion regarding the practical, technical, and technological hurdles, for establishing lunar operations for mining, refueling, manufacturing, habitation and any other activities you intend to pursue on the moon.
Response:
The Company advises the Staff that the disclosure on pages 163 and 164 of Submission No. 2 has been revised to provide additional information regarding the hurdles for establishing lunar operations for mining, refueling, manufacturing, habitation and other activities the Company intends to pursue on the Moon.
Our Solutions and Services, page 151
33.    You disclose on page 30 that your space operations rely on a small number of sole or limited-source suppliers for key inputs. Also, on page 145 you indicate that you expect to continue sourcing a significant portion of your compute hardware from third-party suppliers. Please revise (here or elsewhere) to disclose any material

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supplier concentration risks both at a consolidated and segment level. Similar disclosure should also be provided in your financial statement footnotes. Refer to Item 101(c)(1) of Regulation S-K and ASC 275-10-50-16.
Response:
The Company advises the Staff that per the guidance in ASC 275-10-50-16, the Company is not vulnerable to risk of a near-term severe impact as a result of these limited-source suppliers and the disclosure on pages 35, 36 and F-11 of Submission No. 2 has been revised to provide additional disclosure regarding supplier concentration risks at both at the consolidated and segment levels.
Management
Additional Information, page 198
34.    You disclose that Mr. Musk entered into a settlement with the SEC in 2018 in which he did not admit to or deny any of the SEC’s allegations. Please revise to briefly describe the allegations and the material terms of the settlement.
Response:
The Company advises the Staff that the disclosure on page 225 of Submission No. 2 has been revised to describe the allegations and the material terms of the referenced settlement.
35.    With respect to Giuseppe Pampena et al. v. Elon R. Musk, Case No. 3:22-cv-05937 (N.D. Cal), please revise to provide the disclosures required by Item 401(f) of Regulation S-K or advise.
Response:
The Company advises the Staff that the disclosure on pages 225 and 226 of Submission No. 2 has been revised to provide additional disclosures with respect to the above-referenced case.
Description of Capital Stock
Forum Selection, Waiver of Jury Trials and Mandatory Arbitration, page 221
36.    Section 10.1 of your bylaws includes a mandatory arbitration provision that will apply to certain disputes between: “(i) one or more shareholders and (ii) the Corporation and/or its directors, officers, or controlling persons, or any underwriter

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of securities issued by the Corporation (or controlling person of the Corporation).” Please revise your disclosure here to:
•ensure your disclosure on page 222 identifies all categories of parties covered by the mandatory arbitration provision. In this regard, we note that current disclosure only states that your “bylaws will provide that disputes between your shareholders and the Company . . . will be subject to mandatory arbitration;”
•clearly identify the relevant forum for arbitration; and
•discuss all material procedural and substantive matters of the mandatory arbitration provision, such as arbitration fees, the scope and forum of judicial review and alternative forums.
Response:
The Company advises the Staff that the disclosure on pages 251, 252 and 253 of Submission No. 2 has been revised to (i) identify all categories of parties covered by the arbitration provision, (ii) clearly identify the relevant forum for arbitration, and (iii) discuss all material procedural and substantive matters of the arbitration provision.
Audited Consolidated Financial Statements
Consolidated Statement of Operations, page F-5
37.    Revise to separately present revenue and related cost of revenue from products and from services to the extent greater than 10% of the respective totals. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.
Response:
The Company advises the Staff that during the years ended December 31, 2023 and 2024, revenue generated from products approximated 10% of the Company’s consolidated revenue and during the year ended December 31, 2025, revenue generated from products was approximately 8% of the Company’s consolidated revenue. Furthermore, revenue generated from products was 8% of the Company’s consolidated revenue for the three months ended March 31, 2026. The proportion of revenue from products to the Company’s consolidated revenue has been declining over the years as the Company focused on the expansion of its service offerings across businesses. The Company also expects its revenue from services to grow faster relative to its product revenue as the Company’s Connectivity segment, Space segment, and AI segment revenue increases, further decreasing the proportion of product revenues. The Company notes that product revenue approximated 10% of consolidated revenue only in the earliest two years presented, and did not exceed 10% in the most recent fiscal year presented and the Company

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does not expect them to exceed 10% in the future. As a result, the Company does not believe presenting the information separately on its statements of operations is meaningful to investors. The Company will continue to monitor its product revenue relative to this 10% threshold and will update its disclosures as appropriate if its expectations change.
The Company has revised the disclosure on page F-22 of Submission No. 2 to include revenue from products and services separately in the footnotes to its consolidated financial statements.
38.    Please revise to disclose the amounts of related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Response:
The Company advises the Staff that the disclosure on pages F-4 and F-5 of Submission No. 2 has been revised to disclose the amounts of related party debt and interest expense on the face of the financial statements. The Company advises the Staff that disclosing the net carrying amount of property, plant, and equipment purchased from a related party is not meaningful as once such assets are purchased, the Company no longer has a financial obligation to the related party. The Company has disclosed the total purchase price paid to the related party for these assets in footnote 18 to the consolidated financial statements. The total accounts payable to the related party for these purchases as of December 31, 2025 and 2024, and as of March 31, 2026 was not material.
Note 2 - Summary of Significant Accounting Policies
Property, Plant, and Equipment, page F-13
39.    Disclose and tell us how you determined an estimated useful life of 3 to 5 years for satellites. Please also revise your disclosures (for example, on pages 129-130 and beginning on page 162) to balance your discussions of the advantages of the Starlink in-orbit technology with a discussion of the factors identified by management as supporting the useful life. Specifically address your historical satellite loss experience and discuss any failures in the autonomous collision avoidance system.
Response:
The Company advises the Staff that it periodically reviews the estimated useful lives of its satellites in consultation with Starlink engineering teams, balancing technical performance data, historical experience, and expected generational transitions.
For Starlink Broadband satellites, the Company estimates a 5-year useful life. This reflects successive design improvements, including enhanced propulsion efficiency, better power

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management, and increased radiation hardening, which support more stable operations. These satellites are generally capable of generating revenue beyond five years, but they are often de-orbited in advance of their true end of life primarily to reduce the risk of further degradation that could impair the autonomous collision avoidance system and compromise constellation safety and control. The Company has also considered the anticipated deployment of V3 satellites, which may accelerate replacement of current assets even if they remain operational. These factors were weighed against the satellites’ technical capabilities to support the 5-year estimate.
For V1 Starlink Mobile satellites, the Company estimates a 3-year useful life. This is driven primarily by finite onboard propellant, with utilization rates directly affecting atmospheric drag and consumption. Higher customer demand increases solar array deployment time, accelerating propellant use, while lower utilization can extend life closer to four years. In addition, these satellites are not expected to be fully compatible with the V2 Mobile constellation that will start to deploy in 2027, creating a reasonable possibility of earlier decommissioning upon full V2 rollout.
The Company continuously monitors constellation data to validate these assumptions.
In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Submission No. 2. The Company has also revised the disclosure on pages 151 and 192 to disclose the factors identified by management in estimating the useful life of its satellites, address the Company’s historical satellite loss and failures of its autonomous collision avoidance system.
40.    Please disclose and tell us how you determined an estimated useful life of 5 to 25 flights for flight vehicle hardware. We note, for example, your disclosure on page 153 that “Falcon 9 boosters are qualified for up to 40 flights, with individual boosters achieving flight records exceeding 30 reuses as of December 31, 2025.” Also revise to clarify in your disclosure if Falcon Heavy boosters are also qualified for up to 40 flights.
Response:
The Company advises the Staff that the Company estimates Falcon boosters to have an average of 25 flights, Falcon Heavy boosters an average of 6 flights, Dragon an average of 5 flights, and fairings an average of 20 flights. These estimates are periodically reassessed based on three primary criteria: (i) the continued ability to successfully recover and refurbish the hardware for additional flights; (ii) the continued economic feasibility of incremental flights; and (iii) confirmed customer demand on the Company’s launch manifest.
These criteria are evaluated quarterly by a cross-functional team and formally reassessed annually. The analysis incorporates engineering qualification data, accelerated life testing, post-

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flight inspections, recovery success rates, actual fleet performance, internal cost sensitivity analyses, and the long-range launch manifest. For example, during 2023 and 2024, the Company assessed the useful lives of its Falcon boosters, Falcon Heavy boosters, and fairings and updated their useful lives to increase the useful lives each time to current useful lives of 25 flights, 6 flights, and 20 flights, respectively. These updates to useful lives did not have a material impact on the historical financial statements. The assessment explicitly accounts for the Company’s strategic transition to Starship, which is expected to materially reduce future Falcon 9 and Falcon Heavy flight demand. Although certain Falcon boosters have been engineered and demonstrated to support up to 40 flights, the Company selected a maximum accounting useful life of 25 flights as a prudent estimate based on forecasted utilization. This also reflects a deliberate ramp-down of Falcon missions as Starship deployment scales (e.g., declining from 123 flights in 2026 to significantly lower volumes by 2032) as well as restrictions on certain contracts with government entities that prohibit the Company from using boosters that have been flown more than five times on their missions. The lower end of the range applies to other flight vehicles with shorter expected service periods. This methodology ensures the selected useful lives reflect the periods over which the assets are expected to generate economic benefits.
In response to the Staff’s comment, the Company has revised the disclosure on pages 179 and F-13 of Submission No. 2.
41.    Please clarify if capitalized satellite launch costs include the depreciation of flight vehicles.
Response:
The Company advises the Staff that the satellite costs include an allocation of costs incurred by the Space segment to launch the satellites to orbit, which includes direct incremental expenditures attributable to each launch (such as propellants, ground operations, and other mission specific costs) and depreciation on flight vehicles for the launch.
The Company capitalizes these launch costs, including the allocated flight vehicle depreciation, as part of the satellites’ cost because they represent costs necessary to bring the satellites to the condition and location for their intended use in low Earth orbit under ASC 360-10-30-1. If the Company were providing equivalent launch services to third-party commercial customers, the price and margin charged would include the cost of depreciation of the flight vehicle. Conversely, if the Company had engaged a third party to launch its satellites, the cost of such launches, which would include the third party provider’s depreciation of its flight vehicles, would be capitalized to the cost of the satellites as costs necessarily incurred to bring them to the condition and location necessary for their intended use. The Company believes that excluding the allocated depreciation of the flight vehicle would understate the true historical cost basis of the satellite assets.

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42.    We note your disclosures on page 192 that FCC approvals for satellite systems include ongoing orbital debris mitigation requirements. We further note from your disclosures beginning on page 172 that your launch facilities may include land or infrastructure leased from government entities. Please refer to ASC 410-20-50 and tell us how you considered the need to disclose your accounting policy for asset retirement obligations.
Response:
The Company advises the Staff that it has considered the disclosure requirements related to its accounting policies for asset retirement obligations (“AROs”) and has determined that such disclosure would not be required, as the Company’s AROs are not material. The lease arrangements with government entities are different from typical commercial arrangements as the Company is building capital improvements to these sites and installing real properties that will continue to have benefits to the government entities after the end of the lease. These government-owned sites are designated for specific purposes, such as rocket launches, and cannot be repurposed to other uses after the Company’s lease ends. Upon lease exit, the government entities typically secure another lessee for the same use, and the Company enters into handover agreements to transfer the improvements rather than restore the sites to original condition. This fact pattern has historically been the case with previous leases, most recently at Cape Canaveral Space Force Station, where the Company had no significant legal obligations to incur asset retirement costs for these locations. Therefore, the related AROs are not material as of December 31, 2025.
The Company’s satellite systems incorporate built-in de-orbit mechanisms for decommissioning at end-of-life or in the event of malfunction, either actively or passively through atmospheric drag. Upon re-entry, the satellites’ structure and components burn up and disintegrate due to compressive heating, leaving no residual debris in orbit. Because these functionalities are integral to the satellite design and the Company incurs no additional costs to fulfill its FCC orbital debris mitigation requirements, it has recognized no material AROs. The Company has not experienced a significant de-orbit malfunction resulting in additional decommissioning costs.
Revenue Recognition, page F-16
43.    Please revise your AI segment revenue disclosures to clarify the products and/or services from which advertising revenue is derived (for example, X).
Response:
The Company advises the Staff that the disclosure on page F-18 of Submission No. 2 has been revised to provide additional details of revenues from various AI services.

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44.    We note your disclosure on page F-17 that revenue from advertising services can be recognized when a person engages with an ad on a third-party publisher website. Please describe to us the nature of these arrangements in greater detail. Please also tell us how you considered ASC 606-10-55-36 through 55-40 in determining whether to report revenue for these arrangements on a gross or net basis.
Response:
The Company respectfully advises the Staff that the disclosure referenced in the comment relates to a historical advertising arrangement in which the Company placed advertisements on third-party publisher websites and applications. This arrangement was discontinued in the second quarter of 2023, and the Company no longer generates revenue from these arrangements. Revenue from this model was confined to the first half of 2023 and was not material to the Company’s consolidated financial statements for the year ended December 31, 2023.
Under these arrangements, advertisers contracted directly with the Company to achieve specified advertising outcomes. To fulfill its performance obligations, the Company acquired advertising inventory from third-party publishers and obtained the right to direct the use of such inventory in order to deliver the contracted advertising services to its customers. The Company satisfied its performance obligation, and recognized revenue, upon delivery of the advertisement and user engagement with the advertisement on the third-party publisher’s website or application on a gross basis, with amounts paid to third-party publishers recorded as cost of revenue (traffic acquisition costs) as the Company concluded that it acted as a principal in the transaction because it controlled the specified advertising service prior to its transfer to the customer.
In light of the discontinuation of this business model and its immaterial contribution to the periods presented, the Company advises the Staff that the disclosure on page F-18 of Submission No. 2 has been revised to eliminate all references to these historical arrangements and to focus on the Company’s current advertising revenue streams.
45.    Please revise your AI segment revenue disclosure to more clearly describe the nature of the specified goods and services that you report on a gross basis as compared to those reported on a net basis. Please also revise to provide more context about the factors considered in determining your accounting for each. Refer to ASC 606-10-50-12(c).
Response:
The Company advises the Staff that advertising is the only revenue stream in the AI segment that involves third parties and other AI solutions and infrastructure contracts, such as subscription, data licensing, and API, do not materially involve third parties.

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The Company generates advertising revenue primarily from (i) the sale of advertising services on its owned-and-operated platform and (ii) the sale of advertising inventory through supply-side platform (“SSP”) partners in programmatic arrangements. For the years ended December 31, 2025 and 2024, revenue generated through SSP represented less than 5% of the Company’s total advertising revenue in each period.
The Company has revised its disclosure to clarify that revenue from advertising services delivered on its owned-and-operated platform is reported on a gross basis, whereas revenue from programmatic advertising arrangements facilitated by SSP partners is reported on a net basis. In the latter arrangements, the Company does not control the specified advertising service prior to its transfer to the advertiser.
In evaluating the appropriate basis of presentation for each type of arrangement, the Company considered the guidance in ASC 606-10-55-36 through 55-40.
In arrangements involving the Company’s owned-and-operated platform, the Company acts as principal because it controls the advertising services prior to their transfer to the advertiser. Conversely, in SSP arrangements, the SSP partner controls the advertising inventory prior to its transfer to the advertiser, is primarily responsible for fulfilling the performance obligation to the advertiser, and maintains discretion in establishing pricing. As a result, the Company acts as an agent and recognizes revenue on a net basis in these transactions.
The Company further advises the Staff that it has removed disclosure relating to certain historical advertising arrangements involving third-party publisher websites, as these arrangements were discontinued in 2023 and were immaterial to the periods presented. Please see the Company’s response to comment #44 for additional information regarding these historical arrangements.
The Company advises the Staff that the disclosure beginning on page F-18 of Submission No. 2 has been revised accordingly.
46.    Please revise to more fully describe the performance obligations associated with your data licensing arrangements. Please also tell us how you considered the need to distinguish between historical data provided to customers from updates to the data over the service period. Refer to ASC 606-10-55-54 through 55-64.
Response:
The Company advises the Staff that the Company’s data licensing arrangements grant customers rights to functional intellectual property for a specified period. In evaluating these arrangements, the Company considers whether each contract provides its customers with (i)

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historical intellectual property existing at contract inception (historical IP), (ii) intellectual property provided or enhanced during the contract term (future IP), or (iii) both.
This distinction forms an integral part of the Company’s assessment of whether the promises in the arrangement constitute distinct performance obligations in accordance with ASC 606. Specifically, the Company evaluates whether historical IP and future IP each provide the customer with a separately identifiable benefit and whether each promise is separately identifiable within the context of the contract, and historical IP is considered distinct from future IP.
Customers may license only historical IP for future IP in a contract. This type of arrangement contains a single performance obligation that is satisfied either at a point in time (for historical IP contracts) or over time (for future IP contracts), depending on the nature of the license granted. For arrangements containing a single performance obligation satisfied over time, revenue is recognized on a straight-line basis over the contract term as the Company provides updated data as it becomes available and the customer simultaneously receives and consumes the benefits of such access.
Customers may also license historical IP as well as future IP in the same contract. This type of arrangement contains multiple performance obligations when both historical IP and future IP are determined to be distinct within the context of the contract. For such arrangements, the transaction price is allocated on a relative basis between the performance obligations based on their standalone selling price and revenue is recognized when the performance obligations are satisfied (i.e., historical IP at a point in time and future IP over time). However, for practical purposes, the Company recognizes revenue over time during the contract term for both performance obligations because the SSP for historical IP is insignificant and an allocation of the transaction price to historical IP based on the SSP would not have a material impact on the revenue recognized in each period if it was recognized at a point in time. The Company will continue to monitor future transactions of historical IP to assess whether the recognition of revenue allocated to historical IP at a point in time based on SSP is material, and if material, the Company will recognize a portion of revenue at a point in time (i.e., contract inception).
The Company advises the Staff that the disclosure on page F-18 of Submission No. 2 has been revised accordingly.
Note 3 - Revenue, page F-21
47.    You disclose that backlog was over $28 billion as of December 31, 2025, of which you expect to recognize approximately 32% over the next 12 months and the remaining thereafter. Please revise to further explain when the remaining 68% will be recognized as revenue, on a quantitative basis using time bands that would be most appropriate or by using qualitative information. Refer to ASC 606-10-50-13(b).

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Response:
The Company advises the Staff that the disclosure on page F-22 of Submission No. 2 have been revised to further explain when the remaining 68% of backlog will be recognized as revenue
Note 5 - Property, Plant, and Equipment, Net, page F-22
48.    We note 45% of the gross balance of property, plant, and equipment is assigned to the line-item AI infrastructure, an asset class with assigned useful lives spanning 5-30 years. In light of the disparate useful lives, it is unclear how close these assets are in nature or function. Please provide a more detailed breakdown of these assets to reflect assets of similar useful lives or advise us. If applicable, revise to clarify if most of the balance of this line-item is comprised of a single group of similar assets with similar useful lives, and identify the asset type and its assigned useful life.
Response:
The Company advises the Staff that the AI infrastructure asset category has been further broken down into Servers and networking equipment with an estimated useful life of 5 to 6 years and Data center infrastructure with an estimated useful life of 20 to 25 years. The disclosure on pages F-14 and F-23 of Submission No. 2 have been revised accordingly.
Note 6 - Intangible Assets and Goodwill, page F-23
49.    We note that goodwill attributable to the AI segment was $11.2 billion as of December 31, 2025. Please confirm, if true, that this segment does not have any reporting units with zero or negative carrying amounts of net assets. If there are any such reporting units with the AI segment, please revise to disclose those reporting units with allocated goodwill and the amount of goodwill allocated to each. Refer to ASC 350-20-50-1A.
Response:
The Company acknowledges the Staff’s comment and notes that the AI segment has two reporting units, with $11.2 billion and $43 million of goodwill, respectively, as of December 31, 2025. Neither reporting unit had zero or negative carrying amounts of net assets as of December 31, 2025 or March 31, 2026.
50.    We note your discussion of the Spectrum Transactions on page F-24. Please tell us how you considered if the EchoStar spectrum that you plan to acquire qualifies as a

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business under Rule 11-01(d) of Regulation S-X and as described in ASC 805-10-55-4 through 55-9.
Response:
The Company acknowledges the Staff’s comment regarding the Spectrum Transactions and advises the Staff that the transaction has not closed as of the date of this response. The Company has preemptively performed the analysis on the Spectrum Transactions and determined that it does not qualify as a business as described in ASC 805-10-55-4 through 55-9 and under Rule 11-01(d) of Regulation S-X.
The transaction involves the Company’s agreement to acquire approximately 50 MHz of FCC-granted spectrum licenses in the 2 GHz frequency range and unpaired AWS-3 spectrum (up to 15 MHz) (the “EchoStar Licenses”), and associated international authorizations, filings, concessions, licenses, rights, priorities, and assets across approximately 32 countries (the “Foreign Assets”, and collectively with EchoStar Licenses, “Acquired Assets”).
The Company considered the guidance in ASC 805-10-55-4 through 55-9 to determine whether the Acquired Assets meet the definition of a business. The Acquired Assets consist solely of discrete intangible assets (spectrum licenses and related regulatory authorizations) with no organized workforce or substantive processes transferred to produce outputs independently. No employees or personnel will be hired or transferred in connection with the transaction. The EchoStar Licenses constitute an input but lack the substantive processes necessary to produce outputs on a standalone basis. The assets are passive rights that have no associated operational systems, networks, or customer contracts. Significant integration into the Company’s existing Starlink satellite communications infrastructure will be required to generate revenue. Therefore, the Company determined that the Spectrum Transactions do not qualify as a business combination as described in ASC 805-10-55-4 through 55-9.
The Company reached the same conclusion under Rule 11-01(d) of Regulation S-X. Because no processes are being transferred from the seller, and the EchoStar Licenses must be integrated into the Company’s pre-existing Starlink Mobile satellite constellation, ground stations, user terminals, device certifications, and regulatory approvals, the acquired entity’s operations will be significantly different before and after the transaction. Therefore, the Spectrum Transactions were not considered to be a purchase of an entity with ongoing operations, revenue producing activities, or other components that would constitute a business in accordance with Rule 11-01(d).
The Company advises the Staff that the disclosure on page F-26 of Submission No. 2 has been revised to clarify that this transaction is not a business combination.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission May 7, 2026 Page 31
51.    As a related matter, please tell us how you considered Rule 11-01(a)(8) in determining the need to provide pro forma financial information for the Spectrum transactions.
Response:
The Company acknowledges the Staff’s follow-up comment regarding Rule 11-01(a)(8) of Regulation S-X and its application to the Spectrum Transaction. As further described in comment #50, the Spectrum Transaction was not considered to be a business combination in accordance with the definition of a business under Rule 11-01(d) as there is no acquired operations. The Company also advises the Staff that details currently known about the Spectrum Transactions, including the potential financial impact, are disclosed in footnote 6 to the consolidated financial statements and the Company determined additional pro forma information disclosure would not be material to the investors. Therefore, pro forma information under Rule 11-01(a)(8) was deemed to be not applicable to this transaction. The Company also notes the Spectrum Transaction has not closed as of the date of this response, pending regulatory approvals.
Note 15 - Share-based Compensation, page F-44
52.    When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted since January 1, 2025 and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards. Please reconcile and explain the differences between the fair values of the underlying common stock determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. To the extent material, please also revise your MD&A to quantify the amount of share-based compensation that is expected to be recognized upon completion of this offering.
Response:
The Company advises the Staff that it will provide the Staff on a supplemental basis, under separate cover, the information requested regarding equity grants, and will provide the Staff with additional information once the IPO price range is known.
The Company also advises the Staff that no share-based compensation will be recognized upon completion of this offering.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission May 7, 2026 Page 32
Note 19 - Segments, page F-55
53.    For each of your reportable segments, please revise to disclose depreciation, amortization, and any other significant noncash items such as share-based compensation expense. Refer to ASC 280-10-50-22.
Response:
The Company advises the Staff that the disclosure beginning on page F-57 of Submission No. 2 has been revised.
54.    We note that revenues from external customers consist of several different products and services, including launch and mission services, broadband and Starlink Mobile services, Starlink kits and other related hardware, advertising, subscription, and platform services. Please refer to ASC 280-10-50-40 and revise to separately report the amount of revenues from external customers for each product and service or each group of similar products and services.
Response:
The Company advises the Staff that the disclosure on page F-22 of Submission No. 2 has been revised to report the revenues accordingly. The Company has further disaggregated revenues within the Space and AI segments and separately disclosed product (hardware) and service revenues with clarification on the applicable segment. Space segment revenues are reported separately for the Company’s launch services revenue and launch and development revenue, which follow different contract terms that are recognized at point in time or over time, respectively. AI segment revenues are reported separately for the Company’s advertising services and AI solutions & infrastructure services. Connectivity segment revenues continue to be reported separately for the Company’s consumer and enterprise & government services, which reflect the different types of contract terms offered.
Within the Company’s Connectivity segment, enterprise & government revenues include Starlink Mobile services. The Company advises the Staff that Starlink Mobile service offerings are substantially similar to other enterprise and government connectivity contracts as they are both with large B2B enterprise customers through which the Company’s Starlink services are sold to individual end users. These enterprise customers integrate Starlink solutions as a strategic flywheel to enhance and expand their own core businesses. The Company considers offerings to aviation or maritime customers to improve their in-flight or onboard connectivity to be similar to offerings to mobile carriers to expand their mobile network coverage. These enterprise contracts share similar contract structures (involving recurring connectivity services recognized as consumed over time, up-front deposits, and service level guarantees), and carry similar risks and regulatory approval processes for ongoing contract management. These contracts are also in

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Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission May 7, 2026 Page 33
place across overlapping verticals for the same end customers, demonstrating that Starlink can function as a versatile solution in a variety of ways for large B2B customers. As Starlink Mobile and rest of enterprise contracts share similar service offerings and revenue recognition pattern, the Company does not believe it should be disaggregated from the rest of Connectivity enterprise and government services.
55.    We note that xAI and X appear to engage in different business activities that may have dissimilarly impacted various line items within the AI segment’s results of operations. Please tell us how you evaluated if the businesses that comprise the AI segment (such as xAI and X) should be identified as additional operating segments. Refer to ASC 280-10-50-1. As part of your response, please tell us what financial information is provided to the CODM relating to the AI segment, including any disaggregated information about the businesses or activities that comprise it (such as xAI and X), how often the information is provided, and how it is used by the CODM.
Response:
The Company respectfully advises the Staff that following the Company’s merger with xAI, the Company re-evaluated its segment reporting under ASC 280-10-50-1. The Company’s three reportable segments are consistent with how the CODM, the Company’s Chief Executive Officer, regularly reviews financial information as disclosed in footnote 19 to the consolidated financial statements to allocate resources and assess performance following the xAI Merger. The CODM regularly reviews financial information and allocates resources at the AI segment level, consistent with the Company’s strategy to combine X’s real-time data with xAI’s model development.
Following the xAI Merger, the CODM receives and reviews the following information for each segment on a quarterly basis starting with the quarter ended March 31, 2026: actual revenue, cost of revenue, R&D expense, SG&A expense, restructuring, impairment, operating income, and segment adjusted EBITDA as well as share-based compensation and depreciation and amortization for the three months ended March 31, 2026 and the comparative period, as well as total consolidated balance sheet for the period. In addition to the actual results for the period, the CODM also receives and reviews the segment forecast for the next five years, including the same information as the actual financial information as well as forecasted capital expenditures by segment. For actual results as well as forecast information, the CODM does not and will not receive financial information broken down below segment-level for the AI segment other than revenue. This information is used to assess overall performance, make resource allocation decisions, and evaluate the combined economic benefits of the integrated operations of the AI segment.

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission May 7, 2026 Page 34
As discussed in other parts of the prospectus, Grok services are integrated into the X platform, and real-time data from X serves as a critical input to train and enhance the Grok model. This integration directly affects revenue, costs, and profitability across both activities. For example, the level of user engagement on X and data generated from such engagements are directly related to the quality of Grok services and in turn, revenue from these AI services. The Company further advises the Staff that even prior to the X Merger and xAI Merger, during 2024 and 2025, X and xAI companies had material amounts of related party (pre-X Merger) and intercompany transactions (post-X Merger) with each other for various advertising and compute arrangements. These transactions have been eliminated in the consolidated financial statements presented but demonstrate the level of integration and dependencies of the two businesses even prior to the xAI Merger. The CODM therefore evaluates profitability and allocates resources only at the integrated AI segment level, as the competitive advantage arises from this combination rather than from the businesses operating independently.
56.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Response:
The Company advises the Staff that it will provide the Staff on a supplemental basis, under separate cover, copies of all written communications the Company, or anyone authorized to do so on the Company’s behalf, has presented or expects to present to potential investors in reliance on Rule 163B under the Securities Act.
* * * *

Confidential Treatment Requested by Space Exploration Technologies Corp.
Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission May 7, 2026 Page 35
Should you have any questions concerning this letter, please do not hesitate to contact the undersigned at (346) 718-6602 or hholmes@gibsondunn.com.
Very truly yours,
/s/ Hillary H. Holmes
Hillary H. Holmes
GIBSON, DUNN & CRUTCHER LLP

cc:	Bret Johnsen, Chief Financial Officer, Space Exploration Technologies Corp.
Courtney Zeppetella, Vice President, Corporate Controller, Space Exploration Technologies Corp.
Michael Smith, Senior Director, Legal, Space Exploration Technologies Corp.
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP